SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
    UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                       PRODIGY COMMUNICATIONS CORPORATION
                       (Name of Subject Company (Issuer))

                        SBC INTERNET COMMUNICATIONS, INC.
                                 A SUBSIDIARY OF
                             SBC COMMUNICATIONS INC.
                        (Name of Filing Person (Offeror))

                              CLASS A COMMON STOCK,
                                 PAR VALUE $0.01
                                    PER SHARE
                         (Title of Class of Securities)

                                   74283 P 107
                      (CUSIP Number of Class of Securities)


                                 WAYNE A. WIRTZ
                             SBC COMMUNICATIONS INC.
                              175 E. HOUSTON STREET
                              SAN ANTONIO, TX 78205
                                 (210) 351-3736

                                 with a copy to:

                             JOSEPH B. FRUMKIN, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                          NEW YORK, NEW YORK 10004-2498
                                 (212) 558-4000
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
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                            CALCULATION OF FILING FEE
 Transaction valuation                                 Amount of filing fee
         N/A                                                    N/A
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[ ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid: N/A
         Form or Registration No.: N/A
         Filing Party: N/A
         Date Filed: N/A

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
         [x] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.
         [x] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEMS 1 - 11.

N/A

ITEM 12. EXHIBITS

Text of Press Release issued by SBC Communications Inc. on September 21, 2001.